UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of April, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated April 6, 2006	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006	Cameco Corporation
	By:	/s/ “Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Construction Delay at Cigar Lake
Saskatoon, Saskatchewan, Canada, April 6, 2006 . . . . . . . . . . . . . .
Cameco Corporation announced that construction has been delayed at the second shaft of the Cigar Lake project in northern Saskatchewan. The second shaft will be primarily used for underground ventilation during production. The company’s preliminary assessment indicates that Cigar Lake production may be delayed by about six months and begin in late 2007.
A water inflow began yesterday at 5 p.m. at the bottom of the 6-metre wide shaft, 392 metres below the surface. All the workers safely left the area and removed equipment. There was no impact on the environment. There is no access between this shaft and the underground development and this event will not impact existing underground development in any way. An investigation is underway to determine the cause of the incident.
After evaluating the situation, Cameco decided today to allow water to fill to natural levels in the second shaft that is currently being developed at Cigar Lake. The company determined this was the most prudent choice since it allowed more remediation options.
The incident began when a worker noticed a leak in a valve that was preventing water from coming up a drill hole. These drill holes are routinely used to test for the presence of ground water and to grout off any water inflows. In the process of tightening, the valve broke, allowing water to enter the bottom of the shaft.
Cameco is reviewing potential methods to deal with the current situation. The company had already been considering the possibility of freezing the area around the bottom of the shaft to deal with the difficult ground conditions. Cameco will be able to provide a timetable for the remediation process after the plans have been finalized. The water will not damage the concrete-lined shaft.
Prior to the announcement today, Cameco was in the process of reviewing the capital costs of the Cigar Lake project. The company will provide updated cost projections in the first quarter report which will be released on April 28, 2006. The results of the capital cost review and the costs for dealing with the delays caused by today’s announcement are expected to increase the current estimate of $520 million by 10% to 20%.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; terrorism; sabotage; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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